Exhibit 99.3

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

(Incorporated in the Cayman Islands as an exempted company with limited liability)

(Nasdaq Ticker: AIH)

PROXY STATEMENT

(or any adjourned meeting thereof)

to Be Held on September 15, 2020

General

Our Board of Directors is soliciting proxies for an annual general meeting of shareholders (the “Meeting”) to be held at 3 p.m. (China Standard Time) on September 15, 2020 (which is 3 a.m. (Eastern Daylight Time) on September 15, 2020) or at any adjournment thereof. The Meeting will be held at the Company’s new headquarters, Room 1202, Building B, Zhihui Guangchang, 4068 Qiaoxiang Road, Nanshan District, Shenzhen, P.R.C. Details of the conference telephone will be published on our website at http://ir.aihgroup.net/ before the Meeting.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date. A written notice of revocation must be delivered to the attention of the Company prior to the Meeting. A duly executed proxy bearing a later date must be delivered to the attention of the Company no later than 48 hours prior to the Meeting.

Record Date, Share Ownership, and Quorum

Shareholders of record at the close of business on September 5, 2020 (China Standard Time) (the “Record Date”) are entitled to vote at the Meeting. As at the close of business on the Record Date, 70,838,671 of our ordinary shares, par value US$0.001 per share (each an “Ordinary Share”), were issued and outstanding, among which 9,000,000 Ordinary Share were represented by the American depositary shares (“ADSs”) held by Deutsche Bank Trust Company Americas (“ Deutsche Bank “) as depositary of the ADSs. Pursuant to our fourth amended and restated memorandum and articles of association (the “Current Articles”), at any general meeting of the Company, at least one member present in person or by proxy and entitled to vote and holding not less than an aggregate of one-third of the total number of issued shares shall be a quorum for all purposes.

Voting and Solicitation

This Form of Proxy and the accompanying Meeting Notice are first being mailed and e-mailed to the shareholders of the Company on or about September 6, 2020.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the Meeting as indicated or, if no instruction is given, the holder of the proxy will vote the shares in its discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on the Form of Proxy. If the chairman of the Meeting is so appointed as the proxy, the chairman will vote FOR the proposed resolutions.

The Company does not presently know of any other business which may come before the Meeting. However, if any other matter properly comes before the Meeting, or any adjourned meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein.

Any person giving a proxy has the right to revoke it at any time before the Meeting by filing with the Company a duly signed revocation at its registered office at Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands, with a copy delivered to its offices at Room 1202, Building B, Zhihui Guangchang, 4068 Qiaoxiang Road, Nanshan District, Shenzhen, P.R.C. (attention: Carina Yu).

To be valid, the Form of Proxy must be completed, signed and returned to the Company’s registered office at Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands, with a copy delivered to its offices at Room 1202, Building B, Zhihui Guangchang, 4068 Qiaoxiang Road, Nanshan District, Shenzhen, P.R.C. (attention: Carina Yu) as soon as possible so that it is received by the Company not less than 48 hours before the time for holding the Meeting.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail.

Voting by Holders of ADSs

Upon the written request of an owner of record of ADSs by a duly completed ADS voting instruction card, Deutsche Bank will endeavor, in so far as practicable, to vote or cause to be voted the amount of ordinary shares or other deposited securities represented by such ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such requests. Under the terms of the deposit agreement, Deutsche Bank has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described in the paragraph below. As the holder of record for all the Ordinary Shares represented by the ADSs, only Deutsche Bank may vote those Ordinary Shares at the Meeting.

Deutsche Bank and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the Ordinary Shares underlying your ADSs are not able to be voted at the Meeting, there may be nothing you can do.

RESOLUTION 1

ISSUE OF CONVERTIBLE NOTES AND CREATION OF SHARE PLEDGES

It is proposed that (i) the Company sell and issue to Peak Asia Investment Holdings V Limited (the “Investor”), one of its major shareholders, and that the Investor purchase from the Company a certain convertible note in a principal amount of US$5,000,000 and, upon the Company’s written request and at the Investor’s absolute discretion, another convertible note in a principal amount of no more than US$5,000,000 (together, the “Convertible Notes”) pursuant to a convertible note purchase agreement to be entered into between, among others, the Company and the Investor (the “CN Purchase Agreement”) (the “CN Issuance”); and (ii) the Convertible Notes may be converted or redeemed in accordance with the terms of the Convertible Notes as set out in the CN Purchase Agreement.

In connection with the proposed CN Issuance, the Company is required to enter into an exit payments agreement (the “Exit Payments Agreement”), pursuant to which the Investor will be entitled to a payment of up to US$3,000,000 for each Convertible Note it purchases (up to US$6,000,000 in aggregate to the extent it elects to purchase both Convertible Notes), if within a period of two years and six months (extendable for another six months) the conditions set out in the Exit Payments Agreement are met.

In connection with the proposed CN Issuance, the Company is required to, or is required to cause its relevant subsidiaries to pledge 51% of the equity interest in each of Dragon Jade Holdings Limited (龍翠控股有限公司) (the “BVI Subsidiary”), Peng Oi Investment (Hong Kong) Holdings Limited (鹏爱投资（香港）集团有限公司) (the “HK Subsidiary”) and Peng Yi Da Business Consulting Co., Ltd. (鹏意达商务咨询（深圳）有限公司) (the “WFOE”) in favour of the Investor and/or it designated security trustee (the “Share Pledges” and, together with the CN Issuance, the “Transactions”).

In connection with the proposed Transactions, the Company is required to, or is required to cause its relevant subsidiaries to, approve and, as the case may be, enter into certain agreements, instruments or documents including (without limitation) any or all of the following, copies of the latest drafts of which have been provided to and reviewed by the Board of Directors:

(i)                         the CN Purchase Agreement to be entered into by and among the Company, the Investor and its security trustee, in substantially the form attached hereto as Schedule A, which will be filed as Exhibit 99.4 to the current report on Form 6-K filed with the U.S. Securities and Exchange Commission on or around September 8, 2020 (the “Current Report”);

(ii)                      the form of the Convertible Notes to be executed by the Company and agreed and accepted by the Investor, which is included as a schedule to the CN Purchase Agreement;

(iii)                   the Exit Payments Agreement to be entered into by and among the Company, the Investor, Dr. Zhou Pengwu and Ms. Ding Wenting, in substantially the form attached hereto as Schedule B, which will be filed as Exhibit 99.5 to the Current Report;

(iv)                  the First Rank Deed of Share Charge over 51% of Shares in the BVI Subsidiary by the Company in favour of the Investor and certain ancillary deliverables, in substantially the form attached hereto as Schedule C, which will be filed as Exhibit 99.6 to the Current Report;

(v)                      the First Rank Deed of Share Charge Over 51% of Shares in the HK Subsidiary by the BVI Subsidiary in favour of the Investor and certain ancillary deliverables, in substantially the form attached hereto as Schedule D, which will be filed as Exhibit 99.7 to the Current Report; and

(vi)                  the Equity Interest Pledge Agreements (股权质押协议) to be entered into by and among, the HK Subsidiary, the WFOE, and the Investor and/or its designated security trustee, in substantially the forms attached hereto as Schedule E-1 and Schedule E-2, which will be filed as Exhibit 99.8 to the Current Report (collectively, the “Transaction Documents”).

The proposed Transactions will constitute a related party transaction between the Company and one of its major Shareholders, Peak Asia Investment Holdings V Limited, and the execution, delivery and performance by the Company of the Transaction Documents has been cleared with the audit committee of the Board of Directors and the Board of Directors, respectively.

Pursuant to Article 116 of the Current Articles, the performance by the Company of the Transaction Documents requires the approval of the shareholders of the Company.

The affirmative vote by a simple majority of votes by such Members as, being entitled to do so, vote in person or, in the case of any Member being an organization, by its duly authorized representative or by proxy at the Meeting will be required to approve the execution, delivery and performance by the Company or its relevant subsidiaries of each of the Transaction Documents and any and all other documents, agreements, instruments or certificates required or contemplated by any of the Transaction Documents, or deemed necessary or appropriate in connection therewith, and the consummation of the transactions contemplated thereby.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ORDINARY RESOLUTION 1, THE ISSUE OF CONVERTIBLE NOTES AND SHARE PLEDGES.

RESOLUTION 2

RESERVATION OF ORDINARY SHARES

In accordance with the Transactions, it is proposed that such number of Ordinary Shares be reserved, and the Board of Directors be authorized to reserve such number of Ordinary Shares, as may be required from time to time, to satisfy the conversion rights of the Investor in relation to and pursuant to the applicable Transaction Documents, and that the issuance of the Company’s ordinary shares pursuant to the exercise by the Investor of its contractual conversion rights pursuant to the terms and conditions of the CN Purchase Agreement be approved and confirmed in all respects, and the Company’s registered office provider be authorized and instructed to procure that the Company’s register of members be updated to effect the issuance of such shares to the Investor or its nominee upon such exercise of the Investor’s conversion rights.

The affirmative vote by a simple majority of votes by such Members as, being entitled to do so, vote in person or, in the case of any Member being an organization, by its duly authorized representative or by proxy at the Meeting will be required to approve the reservation of Ordinary Shares and the authorization to the Board of Directors to reserve such Ordinary Shares as may be required from time to time, as well as the issuance of the Company’s ordinary shares pursuant to the exercise by the Investor of its contractual conversion rights and in that case the authorization for the Company’s registered office provider to procure that the Company’s register of members be updated to effect the issuance of such shares.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ORDINARY RESOLUTION 2, THE RESERVATION OF ORDINARY SHARES.

RESOLUTION 3

RE-ELECTION OF DIRECTOR

Whereas, the Board of Directors appointed Ms. Cathy Peng as a member of the Board of Directors of the Company in March 2020 after Mr. Zhang Jianbin stepped down due to personal reasons in February 2020.

In accordance with Article 80(e) of the Current Articles, any Director appointed by the Directors to fill a casual vacancy or as an addition to the existing Board shall hold office until the next general meeting of Members after his or her appointment and be subject to re-election at such meeting.

Ms. Cathy Peng has indicated that she will offer herself for re-election as director at the Meeting. Her name, age as of August 31, 2020, the principal position currently held and her biography are as follows:

Name	Age	Position
Cathy Peng	56	Director

Ms. Cathy Peng has served as our director since March 2020. Ms. Peng currently is the chief executive officer of ROCS Global Inc., which is an executive consulting firm headquartered in Silicon Valley and specialized in talent recruiting and management, innovation, ecosystem and globalization. Prior to that, she served as a managing partner at IntelliProGroup from September 2015 to September 2017. From January 2007 to March 2017, Ms. Peng served as the chief business development officer at Ethertronics Inc. From October 2003 to January 2007, Ms. Peng served as the general manager at Synocus International, a European management consulting firm. From May 1993 to August 2003, she served in positions such as the director of marketing & channel strategies at Motorola, Inc. As an entrepreneur, Ms. Peng was awarded as one of the Women of M2M at the Connected World Conference in 2014, Business Leader of Color by Chicago United Organization in 2013, and Emerging Executive Leader (Top 100 Under 50) by the Diversity MBA Magazine in 2011. As an educator, Ms. Peng is a guest lecturer and career advisor at Tsinghua University, and she has also delivered training and seminars at leading institutions such as University of Chicago and Stanford University. Ms. Peng obtained her EMBA degree from University of Chicago in the United States in March 2001.

Ms. Cathy Peng will be re-elected by an affirmative vote by a simple majority of votes cast by such Members as, being entitled to do so, vote in person or, in the case of any Member being an organization, by its duly authorized representative or, by proxy at the Meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ORDINARY RESOLUTION 3, THE RE-ELECTION OF MS. CATHY PENG.

RESOLUTION 4

AUTHORIZATION OF DIRECTORS AND OFFICERS

Resolution 4 is a general power to be granted to directors and officers of the Company to take any and every action to implement the matters in Resolutions 1 to 3.

The affirmative vote by a simple majority of votes cast by such Members as, being entitled to do so, vote in person or, in the case of any Member being an organization, by its duly authorized representative or, by proxy at the Meeting, will be required to approve this resolution .

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ORDINARY RESOLUTION 4, THE AUTHORIZATION OF EACH OF THE DIRECTORS AND OFFICERS OF THE COMPANY TO TAKE ANY AND EVERY ACTION THAT MIGHT BE NECESSARY TO EFFECT THE FOREGOING RESOLUTIONS AS SUCH DIRECTOR OR OFFICER, IN HIS OR HER ABSOLUTE DISCRETION, THINKS FIT.

OTHER MATTERS

We know of no other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the recommendation of the Board of Directors that the persons named in any valid Form of Proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,
Dr. Zhou Pengwu
Chairman of the Board and
Chief Executive Officer

Schedule A1

Form of CN Purchase Agreement

(provided separately via e-mail)

Schedule B

Form of Exit Payments Agreement

(provided separately via e-mail)

Schedule C

Form of First Rank Deed of Share Charge over 51% of Shares in Dragon Jade Holdings Limited

(provided separately via e-mail)

Schedule D

Form of First Rank Deed of Share Charge Over 51% of Shares in Peng Oi Investment (Hong Kong) Holdings Limited

(provided separately via e-mail)

Schedule E-1

Form of Equity Interest Pledge Agreement (股权质押协议) with the Investor

(provided separately via e-mail)

Schedule E-2

Form of Equity Interest Pledge Agreement (股权质押协议) with the Investor’s Security Trustee

(provided separately via e-mail)

1 Note: Printed copies of the Proxy Statement, the Meeting Notice and the Proxy Card have been circulated to the Company’s shareholders via mail. All schedules hereto along with the Proxy Statement, the Meeting Notice and the Proxy Card have been circulated to the Company’s shareholders via e-mail, and may also be accessed on the Company’s investor relations website at http://ir.aihgroup.net/, and, from or around September 8, 2020, will also be available on the SEC’s website at www.sec.gov.